Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of American Virtual Cloud Technologies, Inc. (formerly Pensare Acquisition Corp.) on Form S-8 of our report dated June 14, 2019, with respect to our audits of the financial statements Pensare Acquisition Corp. as of March 31, 2019 and for the year then ended, appearing in the Annual Report on Form 10-K Amendment No. 1 of American Virtual cloud Technologies, Inc. for the year ended March 31, 2020. We were dismissed as auditors on April 7, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

March 8, 2021